Wollmuth Maher & Deutsch llp

500 Fifth Avenue
New York, New York 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050





07022057

March 21, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
        Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	Issue Date
1. Notification of Major Interests in Shares	March 21, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: _George Rudy_
George Rudy
Authorized Representative

Enclosures

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MARKS AND SPENCER GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (　)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (　)

An event changing the breakdown of voting rights: (　)

Other (please specify) : (X)
THIS NOTIFICATION IS MADE PURSUANT TO TP7 AND TP8. ANY MATERIAL DIFFERENCE BETWEEN THE LEVEL OF INTERESTS NOTIFIED AND THOSE PREVIOUSLY NOTIFIED UNDER SECTION 198 OF THE COMPANIES ACT 1985 RESULTS FROM THE DIFFERENT BASIS OF CALCULATION UNDER DTR

3. Full name of person(s) subject to the notification obligation (iii):

BRANDES INVESTMENT PARTNERS, L.P

4. Full name of shareholder(s) (if different from 3.) (iv):

VARIOUS CLIENTS OF BRANDES INVESTMENT PARTNERS, L.P

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

14 MARCH 2007

6. Date on which issuer notified:

20 MARCH 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
			80,056,749 ORDINARY SHARES AND 5,256,404 ADRs	NONE	6.57%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
80,056,749 ORDINARY SHARES AND 5,256,404 ADRs	6.57%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

. . . .

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

END